EXHIBIT 99.1

Galapagos Welcomes Seasoned Pharmaceutical Executives Dawn Svoronos and Jane Griffiths to Its Board of Directors

New Directors bring deep commercial, operational, and transaction experience to the Board

Mechelen, Belgium; July 23, 2025, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced the appointments by way of co-optation of Dawn Svoronos and Jane Griffiths as Non-Executive Independent Directors to its Board of Directors, effective July 28, 2025.

Dawn Svoronos and Jane Griffiths will replace Peter Guenter and Simon Sturge, who will step down from the Board on July 28, 2025.

Jérôme Contamine, Chair of the Board, said: “We are very pleased to welcome Dawn and Jane to our Board of Directors. Their appointments further strengthen the Board and underscore our commitment to long-term value creation. On behalf of the entire Board and leadership team, I would like to sincerely thank Peter and Simon for their dedication and significant contributions over the past years. Their strategic guidance, especially during this critical period of transition, has been truly invaluable.”

“We warmly welcome Dawn and Jane to the Board,” said Henry Gosebruch, CEO of Galapagos. “They bring decades of global leadership experience in our sector, with a strong track record in commercial strategy, organizational transformation, strategic transactions, and corporate governance. Their perspectives will be instrumental as we continue our transformation and focus on building a new pipeline of innovative programs with the potential to become meaningful medicines.”

Dawn Svoronos brings over 30 years of global biopharmaceutical experience, with a strong track record in commercial leadership. She spent 23 years at Merck, known as MSD outside of the United States and Canada, where she held positions of increasing responsibility. As President of Europe and Canada, she successfully led the post-merger integration of Merck and Schering-Plough and oversaw operations across 30 European markets. Her previous roles included President of Merck Canada, Vice President of Asia Pacific, and Vice President of Global Marketing for the Arthritis, Analgesics, and Osteoporosis franchises, where she was responsible for global brand strategy, market intelligence, pricing, and lifecycle management. She currently serves as Chair of the Board of Xenon Pharmaceuticals and sits on the Boards of Adverum Biotechnologies and AgNovos Bioscience. Dawn is a Canadian citizen.

Jane Griffiths brings extensive experience in international corporate leadership and high-technology healthcare businesses, most recently as Global Head of Actelion Ltd (now Johnson & Johnson). Before that, she spent 10 years at Johnson & Johnson where she held several senior executive roles, including Company Group Chair of Janssen EMEA, the company’s research-based pharmaceutical division. She was also Chair of the Johnson & Johnson Corporate Citizenship Trust in EMEA and was a Sponsor of both the Women’s Leadership Initiative and the Global Pharmaceuticals Sustainability Council. She is the former Chair of both the PhRMA Europe Committee and the Executive Committee of European Federation of Pharmaceutical Industries and Associations. She has also served as a Non-Executive Director of Johnson Matthey plc and was a member of the Corporate Advisory Board for the UK Government’s ‘Your Life’ campaign, which promotes STEM education. She currently serves as a Non-Executive Director on the Board of BAE Systems. Jane is a British citizen.

About Galapagos
Galapagos is a biotechnology company with operations in Europe, the U.S., and Asia, dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is to meet current medical needs, and anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Glenn Schulman +1 412 522 6239 ir@glpg.com

Forward-looking statements
This press release may include forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but not always, made through the use of words or phrases such as “will,” “long-term,” “further,” and “forward,” and any similar expressions. These statements include, but are not limited to, statements regarding the appointment of new directors by way of co-optation. Any forward-looking statements in this press release are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve unknown and known risks, uncertainties and other factors which might cause our actual results, performance, or achievements to be materially different from any historic or future results, performance, or achievements expressed or implied by such statements. These risks, uncertainties and other factors include, without limitation, the risk that we may not be able to realize the expected benefits from the appointment of the new directors by way of co-optation. A further list and description of these risks, uncertainties and other factors can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC, as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance, or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance, or achievements in future periods. These forward-looking statements speak only as of the date of publication of this press release. We expressly disclaim any obligation to update any forward-looking statements in this press release, unless required by law or regulation.